TC 3/11

03013423

D STATES
CHANGE COMMISSION
n, D.C. 20549

BB 3/4

8-14161

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RECEIVED
FEB 2 8 2003

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- ~~29436~~

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: The O.N. Equity Sales Company

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One Financial Way
(No. and Street)

Cincinnati — Ohio — 45242
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Barbara Q. Turner — 5137946658
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG Peat Marwick, LLP
(Name – *if individual, state last, first, middle name*)

1600 PNC Center, 201 East Fifth Street — Cincinnati, Ohio 45202
(Address) (City) (State) (Zip Code)

PROCESSED
MAR 13 2003
THOMSON FINANCIAL

CHECK ONE:

- ☐ Certified Public Accountant
- ☒ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Barbara A. Turner, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of The O.N. Equity Sales Company, as of December 31, 20 02, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

RITA J. ASBROCK
Notary Public, State of Ohio
My Commission Expires, May 09, 2005

Barbara A. Turner
Signature

President & Chief Operating Officer
Title

Rita J. Asbrock
Notary Public

NOTARIAL SEAL OHIO

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

1600 PNC Center
201 East Fifth Street
Cincinnati, OH 45202

The Board of Directors
The O.N. Equity Sales Company:

In planning and performing our audit of the consolidated financial statements and supplemental schedules of The O.N. Equity Sales Company and subsidiaries (collectively, the Company) for the year ended December 31, 2002, we considered their internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and the reserve required by rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

(1) Making the quarterly securities examinations, counts, verifications and comparisons

(2) Recordation of differences required by rule 17a-13

(3) Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

KPMG

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

Columbus, Ohio
January 17, 2003

KPMG

THE O. N. EQUITY SALES COMPANY AND SUBSIDIARIES

Consolidated Financial Statements and Supplementary Data

December 31, 2002

With Independent Auditors' Report Thereon

THE O. N. EQUITY SALES COMPANY AND SUBSIDIARIES

Table of Contents

KPMG

1600 PNC Center
201 East Fifth Street
Cincinnati, OH 45202

Independent Auditors' Report

The Board of Directors
The O. N. Equity Sales Company:

We have audited the accompanying consolidated statement of financial condition of The O. N. Equity Sales Company (a wholly owned subsidiary of The Ohio National Life Insurance Company) and subsidiaries as of December 31, 2002, and the related consolidated statements of operations, changes in stockholder's equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of The O. N. Equity Sales Company and subsidiaries at December 31, 2002, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic consolidated financial statements taken as a whole. The consolidating information in Schedules 1 and 2 is presented for purposes of additional analysis of the consolidated financial statements rather than to present the financial position and results of operations of the individual companies. The supplementary information included in Schedule 3 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. The consolidating information and other supplementary information have been subjected to the auditing procedures applied in the audit of the basic consolidated financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic consolidated financial statements taken as a whole.

KPMG LLP

Columbus, Ohio
January 17, 2003

THE O.N. EQUITY SALES COMPANY AND SUBSIDIARIES

Consolidated Statement of Financial Condition

December 31, 2002

Assets		
Cash	$	2,964,389
Accounts receivable from affiliates (notes 2 and 3)		122,377
Deferred federal income taxes (note 2)		43,750
Other assets		309,791
Total assets	$	3,440,307
Liabilities and Stockholder's Equity		
Liabilities:		
Accrued commission expense	$	323,919
Accounts payable - trade		125,671
Accounts payable - other (note 5)		125,000
State income taxes payable (note 2)		100,318
Other liabilities		149,913
Payable to affiliate		11,347
Total liabilities		836,168
Stockholder's equity (note 4):		
Common stock, without par value. Authorized 40,000 shares; 33,600 shares issued and outstanding at stated value of $10 per share		336,000
Additional paid-in capital		1,054,000
Retained earnings		1,214,139
Total stockholder's equity		2,604,139
Contingencies (note 5)		
Total liabilities and stockholder's equity	$	3,440,307

See accompanying notes to consolidated financial statements.

THE O.N. EQUITY SALES COMPANY AND SUBSIDIARIES

Consolidated Statement of Operations

Year Ended December 31, 2002

Revenues:		
Income from sale of investment company shares (note 3)	$	17,761,494
Other commissions		870,998
Commissions from sale of limited partnerships		298,679
Other income		52,234
Interest income		12,661
		18,996,066
Expenses:		
Commissions (note 3)		15,852,034
Commissions to other brokers		236,682
Service contract (note 3)		805,000
Salary expense		1,133,586
Other		365,210
		18,392,512
Income before federal income tax expense		603,554
Federal income tax expense (note 2):		
Current		181,986
Deferred		75,380
		257,366
Net income	$	346,188

See accompanying notes to consolidated financial statements.

THE O.N. EQUITY SALES COMPANY AND SUBSIDIARIES

Consolidated Statement of Changes in Stockholder's Equity

Year Ended December 31, 2002

		Common stock	Additional paid-in capital	Retained earnings	Total stockholder's equity
Balance at December 31, 2001	$	336,000	1,054,000	867,951	2,257,951
Net income		—	—	346,188	346,188
Balance at December 31, 2002	$	336,000	1,054,000	1,214,139	2,604,139

See accompanying notes to consolidated financial statements.

THE O.N. EQUITY SALES COMPANY AND SUBSIDIARIES

Consolidated Statement of Cash Flows

Year Ended December 31, 2002

Cash flows from operating activities:		
Net income	$	346,188
Adjustments to reconcile net income to net cash provided by operating activities:		
Changes in assets and liabilities:		
Deferred federal income tax expense		75,380
Decrease in accounts receivable from affiliates		10,889
Increase in other assets		(82,973)
Increase in payable to affiliate		11,347
Decrease in accounts payable and accrued expenses		(332,852)
Decrease in long term liability		(125,000)
Net cash provided by operating activities		(97,021)
Decrease in cash and cash equivalents		(97,021)
Cash and cash equivalents at beginning of year		3,061,410
Cash and cash equivalents at end of year	$	2,964,389

See accompanying notes to consolidated financial statements.

THE O. N. EQUITY SALES COMPANY
AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2002

(1) General Information and Significant Accounting Policies

The consolidated financial statements include the accounts of The O.N. Equity Sales Company (ONESCO) and its wholly owned subsidiaries, O.N. Investment Management Company, O.N. Insurance Agency, Inc. and O.N. Insurance Agency of Massachusetts (collectively the Company). All significant intercompany balances and transactions have been eliminated in consolidation.

ONESCO, which is a wholly owned subsidiary of The Ohio National Life Insurance Company (parent company or ONLIC), is registered as a broker and dealer in securities under the Securities Exchange Act of 1934. Accordingly, ONESCO follows the industry accounting practice of recording marketable securities owned at fair value in the consolidated statement of financial condition with related changes reflected in results of operations for the year.

The Company receives commission and fee income from sales by its registered representatives of various companies' investment company products, limited partnerships, and general securities. Fee and commission income are recognized when sales are made. Commission expense is recognized when sales are made. See note 3 concerning related party transactions.

Interest income is recognized when earned.

Service contract expense is recognized in the month the services are provided (see note 3).

Management of the Company has made a number of estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities as of the date of the consolidated statement of financial condition and revenues and expenses for the reporting period to prepare these consolidated financial statements in conformity with accounting principles generally accepted in the United States of America. Actual results could differ from those estimates.

For purposes of the consolidated statement of cash flows, the Company considers all short-term investments (including investments in money market mutual funds) with a maturity at date of purchase of three months or less to be cash equivalents.

The carrying amount of assets and liabilities approximates their fair value.

Comprehensive income includes net income as well as certain items that are reported directly within a separate component of stockholder's equity that are excluded from net income. Currently, net income is the Company's only component of comprehensive income.

(2) Federal Income Taxes

The Company files a consolidated Federal income tax return with its parent company. The Company calculates income taxes on a separate return basis. The tax benefits resulting from any operating losses by the Company which would be realized by the parent company on a consolidated return go to the benefit of the Company.

(Continued)

(2) Federal Income Taxes (continued)

The Company has a deferred tax asset in the amount of $43,750 wholly comprised of a litigation settlement. Management has determined that a deferred tax asset valuation allowance was not needed as of December 31, 2002 or 2001. In assessing the realization of the deferred tax asset, management considers whether it is more likely than not that the deferred tax asset will be realized. The ultimate realization of the deferred tax asset is dependent upon the generation of future taxable income during the periods the temporary differences become deductible. Management believes it is more likely than not the deferred tax asset will be realized.

Total Federal income tax expense for the year ended December 31, 2002 differs from the amount computed by applying the U.S. Federal income tax rate to income before taxes as follows:

		Amount	%
Computed (expected) tax expense	$	211,244	35.0
Non-deductible state fees		46,122	7.6
Total expense and effective rate	$	257,366	42.6

Total Federal income tax paid was $156,280 for the year ended December 31, 2002.

As of December 31, 2002, the Company had a Federal income tax receivable of $58,042 from ONLIC which is included in accounts receivable from affiliates.

The Company had a state income tax liability of $100,318 as of December 31, 2002.

(3) Related Party Transactions

The Company has a service contract with its parent whereby the Company is billed for services, office space, equipment and materials necessary to the operation of the Company's business. Billings are determined by the Company's parent based upon the parent's judgment. There is no assurance that these costs would be similar if the Company had to obtain such services, office space, equipment and materials on its own.

ONESCO has a distribution agreement with Ohio National Equities, Inc. (ONEQ), an affiliate, whereby agents of ONLIC sell and distribute variable life insurance and annuity contracts of the parent. In connection with the sale of these contracts, ONESCO records sales loads and related commission expenses. During 2002, the sale of these contracts resulted in income from sale of investment company shares of $7,246,618 and commission expense of $6,799,654. In addition, ONESCO sells shares of investment companies sponsored by unaffiliated parties.

The receivable due from ONLIC related to the service contract and distribution agreement was $60,926 as of December 31, 2002.

(Continued)

ONESCO also has a distribution agreement with ONEQ to distribute ONE Fund investment company shares. In connection with the sale of ONE Fund shares, ONESCO recorded income from the sale of these investment company shares in the amount of $111,034 during 2002.

ONESCO has a service contract with ONEQ whereby ONESCO receives $12,500 from ONEQ. The fees received pursuant to this contract are recognized as a contra-expense to service contract costs, as the contract is to reimburse ONESCO for expenses paid to ONLIC on behalf of ONEQ.

(4) Net Capital

ONESCO, as a registered broker and dealer in securities, is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1 or the Rule). Under the computation provided by the Rule, ONESCO is required to maintain "net capital" equal to the greater of $50,000 or 6-2/3% of "aggregate indebtedness", as those terms are defined in the Rule. At December 31, 2002, ONESCO had a minimum net capital requirement of $55,523, and "aggregate indebtedness" and "net capital" of $832,840 and $1,941,560, respectively.

(5) Contingencies

The Company is a defendant in certain claims and legal actions arising in the ordinary course of business. In the opinion of management, after consultation with legal counsel, the ultimate disposition of these matters is not expected to have a material adverse effect on the Company's consolidated financial condition or consolidated results of operations. During 1999, a previously existing litigation matter was settled for $1,575,000. As of December 31, 2002, a liability of $125,000 remained outstanding related to this matter. The $125,000 was a current liability and, therefore, classified as other accounts payable. It is anticipated that the final payment of this liability will occur in the fourth quarter of 2003.

Schedule 1

THE O.N. EQUITY SALES COMPANY AND SUBSIDIARIES

Consolidating Schedule – Statement of Financial Condition

December 31, 2002

Assets	The O.N. Equity Sales Company	O.N. Investment Management Company	O.N. Insurance Agency, Inc.	O.N. Insurance Agency of Massachusetts	Eliminations	Consolidated
Cash	$ 2,769,399	92,940	99,777	2,273	—	2,964,389
Accounts receivable from affiliates	118,968	3,409	—	—	—	122,377
Investment in wholly-owned subsidiaries, at equity in their net assets	197,049	—	—	—	(197,049)	—
Deferred federal income taxes	43,750	—	—	—	—	43,750
Other assets	307,813	1,978	—	—	—	309,791
Total assets	$ 3,436,979	98,327	99,777	2,273	(197,049)	3,440,307
Liabilities and Stockholder's Equity						
Liabilities:						
Accrued commission expense	$ 323,919	—	—	—	—	323,919
Accounts payable - trade	125,671	—	—	—	—	125,671
Accounts payable - other	125,000	—	—	—	—	125,000
State income taxes payable	100,318	—	—	—	—	100,318
Other liabilities	149,913	—	—	—	—	149,913
Payable to affiliate	8,019	—	3,130	198	—	11,347
Total liabilities	832,840	—	3,130	198	—	836,168
Stockholder's equity:						
Common stock	336,000	36,250	10,000	—	46,250	336,000
Additional paid-in capital	1,054,000	108,750	62,718	—	171,468	1,054,000
Retained earnings (Accumulated deficit)	1,214,139	(46,673)	23,929	2,075	(20,669)	1,214,139
Total stockholder's equity	2,604,139	98,327	96,647	2,075	197,049	2,604,139
Total liabilities and stockholder's equity	$ 3,436,979	98,327	99,777	2,273	197,049	3,440,307

See accompanying independent auditors' report.

Schedule 2

THE O.N. EQUITY SALES COMPANY AND SUBSIDIARIES

Consolidating Schedule – Statement of Operations

Year ended December 31, 2002

	The O.N. Equity Sales Company	O.N. Investment Management Company	O.N. Insurance Agency, Inc.	O.N. Insurance Agency of Massachusetts	Eliminations	Consolidated
Revenues:						
Income from sale of investment company shares	$ 17,711,672	—	954,992	61,200	966,370	17,761,494
Other commissions	870,998	—	—	—	—	870,998
Commissions from sale of limited partnerships	298,679	—	—	—	—	298,679
Other income	52,234	—	—	—	—	52,234
Interest income	12,015	646	—	—	—	12,661
	18,945,598	646	954,992	61,200	966,370	18,996,066
Expenses:						
Commissions	15,852,034	—	908,363	58,007	(966,370)	15,852,034
Commissions to other brokers	236,682	—	—	—	—	236,682
Service contract	805,000	—	—	—	—	805,000
Salary expense	1,133,586	—	—	—	—	1,133,586
Other	346,591	8,802	9,817	—	—	365,210
	18,373,893	8,802	918,180	58,007	(966,370)	18,392,512
Income (loss) before federal income tax	571,705	(8,156)	36,812	3,193	—	603,554
Federal income tax expense (benefit):						
Current expense (benefit)	170,839	(2,855)	12,884	1,118	—	181,986
Deferred expense	75,380	—	—	—	—	75,380
	246,219	(2,855)	12,884	1,118	—	257,366
Net income (loss) before wholly-owned subsidiaries	325,486	(5,301)	23,928	2,075	—	346,188
Net income of wholly-owned subsudiaries	20,702	—	—	—	20,702	—
Net income (loss)	$ 346,188	(5,301)	23,928	2,075	20,702	346,188

See accompanying independent auditors' report.

Schedule 3

THE O.N. EQUITY SALES COMPANY AND SUBSIDIARIES

Computation of Net Capital Under Rule 15c3-1

December 31, 2002

Aggregate indebtedness:		
Accounts payable and accrued expenses, including payable to affiliate	$	832,840
Net capital	$	1,941,560
Minimum capital required to be maintained (greater of $50,000 or 1/15 of aggregate indebtedness of $832,840)		55,523
Net capital in excess of requirements	$	1,886,037
Ratio of aggregate indebtedness to net capital		0.43
Net worth:		
Common stock		336,000
Additional paid-in capital		1,054,000
Retained earnings		1,214,139
Total net worth		2,604,139
Deduct:		
Non-allowable assets:		
Investment in wholly-owned unconsolidated subsidiaries and receivables from affiliates		316,017
Other assets		346,562
		662,579
Net capital before haircuts on securities positions		1,941,560
Haircuts on securities computed pursuant to Rule 15c3-1:		
Other securities		—
Net capital	$	1,941,560

Note: There is no material difference from the Company's computation of net capital included in Part IIA of Form X-17A-5 as of December 31, 2002.

See accompanying independent auditors' report.